UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 27, 2010

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Publicly Traded Stock Corporation.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
          Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                        No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Contents

1.	Press release, dated January 26, 2010, announcing fourth quarter 2009 results for CEMEX, S.A.B de C.V. (NYSE:CX).
2.	Fourth quarter 2009 results for CEMEX, S.A.B de C.V. (NYSE:CX).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	January 27, 2010	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Press release, dated January 26, 2010, announcing fourth quarter 2009 results for CEMEX, S.A.B de C.V. (NYSE:CX).
2.	Fourth quarter 2009 results for CEMEX, S.A.B de C.V. (NYSE:CX).

EXHIBIT NO. 1: Press release, dated January 26, 2010, announcing fourth quarter 2009 results for CEMEX, S.A.B de C.V. (NYSE:CX).

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX REPORTS FOURTH-QUARTER
AND FULL-YEAR 2009 RESULTS

MONTERREY, MEXICO. January 26, 2010 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today that consolidated net sales decreased 17% in the fourth quarter of 2009, to US$3.4 billion, and decreased 28% for the full year, to US$14.5 billion, versus the comparable periods in 2008. Adjusting for the exclusion of our Venezuelan operations, the sale of our assets in Australia and the Canary Islands, and currency fluctuations, net sales decreased 20% in the fourth quarter and decreased 19% for the full year of 2009.

EBITDA fell 37% in the fourth quarter of 2009 to US$474 million and decreased 35% for the full year to US$2.7 billion. On a like-to-like basis, EBITDA decreased 39% in the fourth quarter and decreased 25% for the full year of 2009.

Financial and Operational Highlights

•	The decline in sales in the quarter was primarily attributable to lower volumes and prices, mainly from our U.S. and Spanish operations.

•	The infrastructure sector continues to be the main driver of demand in most of our markets.

•
A number of leading indicators in several of our markets are showing signs of stabilization and, in some, modest increases. For example, highway construction awards in the US have increased for the last 8 consecutive months of 2009 versus the previous year. Also, home prices in the US rose for the sixth straight month in November of 2009.

•	Operating income on a like to like basis in the fourth quarter decreased 75%, to US$98 million, from the comparable period in 2008 and decreased 38% to US$1.2 billion for the full-year 2009.

•
Free cash flow after maintenance capital expenditures for the quarter was US$401 million, down 15% from US$474 million in the same quarter of 2008. For the full-year 2009, free cash flow after maintenance capital expenditures was down 53%, to US$1.2 billion.

•	Net debt at the end of the fourth quarter was US$15.1 billion, representing a decrease of US$2 billion during the quarter.

Hector Medina, Executive Vice President of Finance and Legal, said: “During the fourth quarter and throughout 2009, we have been faced with the continuing global economic slowdown and a challenging business environment. However, following our debt refinancing, our equity capital issuance, the sale of our Australian operations and through our global cost-reduction efforts, we believe we are strategically aligned as a leaner and more agile company and will be able to successfully adapt to the changes in economic environment. Looking forward, we remain focused on paying down debt and regaining our financial flexibility.”

Consolidated Corporate Results

Net income from continuing operations reflected a gain of US$265 million in the fourth quarter of 2009 versus a loss of US$743 million in the fourth quarter of 2008 due to foreign exchange gains and gains on financial instruments, offset in part by lower operating income and higher interest expense.

Main Markets Fourth-Quarter Highlights

CEMEX’s operations in Mexico reported net sales of US$723 million in the fourth quarter of 2009, down 12% from the same period in 2008. EBITDA decreased 17% to US$251 million.

Net sales in our operations in the United States decreased 39% in the fourth quarter of 2009, compared to the same period in 2008, declining to US$602 million. EBITDA was a loss of US$4.5 million in the fourth quarter.

In Spain, our net sales for the quarter were US$194 million, down 21% from the fourth quarter of 2008, while EBITDA decreased 27% to US$44 million.

Our operations in the United Kingdom experienced a 10% decrease in net sales, to US$285 million, when compared with the same quarter of 2008. EBITDA was a loss of US$278,000 in the fourth quarter.

During the fourth quarter of 2009, net sales in the Rest of Europe region decreased 9%, to US$843 million, versus the comparable period in the previous year. EBITDA decreased 20% to US$65 million, versus US$82 million in the comparable period of 2008.

CEMEX’s operations in South/Central America and the Caribbean region reported net sales of US$322 million during the fourth quarter of 2009, representing a decrease of 15% from the same period in 2008. EBITDA decreased 8% for the quarter to US$111 million, versus US$121 million in 2008.

Fourth-quarter net sales in Africa and the Middle East region were US$261 million, down 6% from the same quarter of 2008. EBITDA decreased 6%, to US$68 million for the quarter, versus the comparable period in 2008.

Operations in Asia reported a 17% increase in net sales, to US$122 million, versus the fourth quarter of 2008, while EBITDA was US$22 million, up 44% from the same period in the previous year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

EXHIBIT NO. 2:  Fourth quarter 2009 results for CEMEX, S.A.B de C.V. (NYSE:CX).

2009 FOURTH QUARTER RESULTS

Stock Listing Information		Fourth quarter			like-to-like	January – December			like-to-like
		2009	2008	% Var.	% Var.*	2009	2008	% Var.	% Var.*
NYSE: (ADS)	Net sales	3,444	4,148	(17%)	(20%)	14,544	20,131	(28%)	(19%)
Ticker: CX	Gross profit	911	1,262	(28%)	(31%)	4,274	6,396	(33%)	(23%)
	Operating income	98	346	(72%)	(75%)	1,165	2,327	(50%)	(38%)
MEXICAN STOCK EXCHANGE	Net income from continuing operations	265	(743)	N/A		436	51	749%
Ticker: CEMEX.CPO	EBITDA	474	750	(37%)	(39%)	2,657	4,080	(35%)	(25%)
Ratio of CEMEX.CPO to CX= 10:1	Free cash flow after maintenance capital expenditures	401	474	(15%)		1,215	2,600	(53%)

	Net debt	15,053	17,958	(16%)
	Earnings per ADS	(0.22)	(0.91)	76%		0.12	0.27	(54%)
	Average ADSs outstanding	959.5	777.4	23%		840.7	766.1	10%

This information does not include Australian operations for 2008 and 2009. Please see page 15 on this report for additional information.
In millions of US dollars, except ratios and per-ADS amounts. Average ADSs outstanding are presented in millions.
* Percentage variations adjusted for investments/divestments and currency fluctuations.

Investor Relations In the United States 1 877 7CX NYSE In Mexico 52 (81) 8888 4292 E-Mail ir@cemex.com

Consolidated net sales in the fourth quarter of 2009 decreased to US$3,444 million, representing a decrease of 17% compared with those of the fourth quarter of 2008, or a decrease of 20% adjusting for the sale of our assets in the Canary Islands in the fourth quarter of 2008, and currency fluctuations. The decline in sales is the result of lower volumes and prices mainly from our U.S. and Spanish operations. The infrastructure sector continues to be the main driver of demand in most of our markets.

Cost of sales as a percentage of net sales increased 3.9 percentage points to 73.5% from 69.6% during the fourth quarter of 2008. Adjusting for the sale of emission allowances reported in the fourth quarter 2008, cost of sales as a percentage of net sales remained flat. Selling, general, and administrative (SG&A) expenses as a percentage of net sales increased 1.5 percentage points during the quarter compared with the same period last year, from 22.1% to 23.6%. The increase in expenses is mainly the result of lower economies of scale due to lower volumes, especially in the United States, Spain, and Mexico, as well as higher transportation costs, which were partially offset by savings from our cost-reduction initiatives.

EBITDA decreased 37% during the quarter compared with the same period last year, to US$474 million. The decrease was due mainly to lower contributions from our U.S. and Spanish operations and the sale of our assets in the Canary Islands during the fourth quarter of 2008. Adjusting for divestments and currency fluctuations, EBITDA declined 39%. EBITDA margin decreased 4.3 percentage points, from 18.1% in the fourth quarter of 2008 to 13.8% this quarter.

Exchange gain (loss) net, for the quarter was a gain of US$48 million, resulting mainly from the appreciation of the peso against the US dollar.

Gain (loss) on financial instruments for the quarter was a gain of US$21 million, resulting mainly from positive contributions from equity derivatives related to CEMEX and Axtel shares.

Net income from continuing operations was a gain of US$265 million in the fourth quarter of 2009 versus a loss of US$743 million in the fourth quarter of 2008 due to foreign-exchange gains and gains on financial instruments mitigated by lower operating income and higher interest expense, as explained above.

Net debt at the end of the fourth quarter was US$15,053 million, representing a decrease of US$2,032 million during the quarter.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 1
www.cemex.com

EBITDA and Free Cash Flow(1)

	Fourth quarter			January – December
	2009	2008	% Var.	2009	2008	% Var.
Operating income	98	346	(72%)	1,165	2,327	(50%)
+ Depreciation and operating amortization	375	404		1,492	1,753
EBITDA	474	750	(37%)	2,657	4,080	(35%)
- Net financial expense	263	195		914	864
- Maintenance capital expenditures	98	179		241	563
- Change in working capital	(497)	(264)		219	(137)
- Taxes paid	147	81		291	301
- Other cash items (net)	62	197		(21)	109
- Free cash flow discontinued operations	0	(112)		(202)	(219)
Free cash flow after maintenance capital expenditures	401	474	(15%)	1,215	2,600	(53%)
- Expansion capital expenditures	67	274		402	1,523
- Expansion capital expenditures discontinued operations	0	4		8	37
Free cash flow	334	195	71%	805	1,040	(23%)
In millions of US dollars.

During the quarter, free cash flow of US$334 million plus net proceeds from the sale of our Australian operations were used to pay down debt, pay perpetual notes coupons, fees related to debt refinancing, and other uses. Debt was further reduced through the issuance of securities that are mandatorily convertible into equity by approximately US$320 million.

Debt-Related Information

	Fourth quarter			Third quarter		Fourth quarter
						2009	2008
	2009	2008	% Var.	2009	Currency denomination
Total debt	16,130	18,783	(14%)	17,448	US dollar	60%	73%
Short-term	4%	37%		3%	Euro	27%	19%
Long-term	96%	63%		97%	Mexican peso	12%	8%
Cash and cash equivalents	1,077	939	15%	363	Other	1%	0%
Fair value of cross-currency swaps (2)	0	(114)		0
Net debt (2)	15,053	17,958	(16%)	17,085
					Interest rate
Interest expense	316	214	47%	271	Fixed	25%	39%
					Variable	75%	61%
In millions of US dollars, except ratios.

During the fourth quarter of 2009, CEMEX issued various short-term notes under its Short-Term Promissory Notes Program (“Certificados Bursátiles de Corto Plazo”), having an outstanding amount of MXN800 million at the end of the quarter.

(1)
EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and to service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity, or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income, which CEMEX considers to be the most comparable measure as determined under Mexican Financial Reporting Standards. Free cash flow is reconciled to EBITDA.

(2)	For presentation purposes in the table above, net debt includes the fair value of cross-currency swaps (“CCS”), if any, associated with debt.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 2

Equity-Related Information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	9,595,197,533

Stock based compensation	799,151

End-of-quarter CPO-equivalent units outstanding	9,595,996,684
Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.
CEMEX has outstanding mandatory convertible securities which upon conversion will increase the number of CPOs outstanding by approximately 172.5 million.

Employee long-term compensation plans
As of December 31, 2009, executives had outstanding options on a total of 95,661,307 CPOs, with a weighted-average strike price of approximately US$1.82 per CPO (equivalent to US$18.19 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of December 31, 2009, our executives held 32,226,001 restricted CPOs, representing 0.3% of our total CPOs outstanding.

Derivative Instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.
	Fourth quarter		Third quarter
Notional amounts	2009	2008	2009
Equity (2)	969	798	953
Foreign-exchange (1)	0	1,293	0
Interest-rate (3)	0	15,701	0
Estimated aggregate fair market value (1) (3) (4)	(24)	(456)	(37)

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX’s exposure to the risks being hedged.

Note: Under Mexican FRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow hedging purposes, in which changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. As of December 31, 2009, in connection with the fair market value recognition of its derivatives portfolio, CEMEX had recognized increases in assets and liabilities resulting in a net asset of US$5 million, which according to our financial agreements, is presented net of the liabilities associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.

(1)
As of December 31, 2008, excludes derivatives for a notional amount of US$3,020 million entered into by financial institutions with certain Special Purpose Entities (“SPEs”) created under various series of our perpetual notes. As of July 1, 2009, all of these derivatives have been closed out as we elected to defer the coupons on the perpetual notes by one day. The SPEs received US$103 million which is being used to pay coupons on the perpetual notes.

(2)
Includes a notional amount of US$360 million in connection with a guarantee given by CEMEX under a financial transaction of its employees’ pension fund trust. The fair value of such financial guarantee represents a liability of US$2 million net of collateral deposit of US$141 million.

(3)
Excludes, starting in the first quarter of 2009, an interest-rate swap related to our long-term energy contracts. As of December 31, 2009, the notional amount of this derivative was US$202 million, and it had a positive fair market value of approximately US$27 million.

(4)	Net of cash collateral deposited under open positions. Cash collateral was US$195 million as of December 31, 2009.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 3

Other Activities

CEMEX announces completion of EURUS wind farm construction
On November 23, 2009, CEMEX announced that the installation of the 167 wind turbines of the EURUS wind farm was completed on November 15 in Juchitan, Oaxaca, Mexico. CEMEX has been the promoter of this project developed by a joint venture between CEMEX and ACCIONA. A portion of the energy generated by EURUS will supply approximately 25% of CEMEX's energy needs in its Mexican cement plants. ACCIONA financed, constructed, and manages the wind farm. The wind farm represents a major contribution towards the global effort that CEMEX is making to reduce its emissions footprint and to become more sustainable. The energy that will be produced by EURUS is estimated to be sufficient to power a Mexican city of half a million inhabitants, reducing CO2 emissions by approximately 600 thousand metric tons each year. EURUS will be one of the largest wind farms in the world and the second largest in terms of emissions reduction registered under the Clean Development Mechanism of the United Nations (Kyoto Protocol). It will also have one of the largest emission-reduction indexes per installed capacity in the world.

CEMEX issues notes in excess of US$1.75 billion
On December 9, 2009, CEMEX announced the pricing of offerings of US-dollar denominated notes in the aggregate principal amount of US$1.25 billion and euro-denominated notes in the aggregate principal amount of €350 million. The US Dollar-denominated notes mature in 7 years and pay a coupon of 9.50% annually. The Euro-denominated notes mature in 8 years and pay a coupon of 9.625% annually. The notes were issued at par and will be callable commencing on their fourth anniversary. CEMEX intends to use a majority of the net proceeds from the offerings of the notes to prepay principal outstanding under the Company's debt Financing Agreement completed on August 14, 2009, and approximately US$400 million of the net proceeds are being used for general corporate purposes, including debt reductions. Each series of notes share in the collateral pledged to the lenders under the Financing Agreement and are guaranteed by CEMEX and the subsidiaries which have provided guarantees under the Financing Agreement.

CEMEX announces completion of approximately MXN4.1 billion in convertible securities transaction
On December 9, 2009, CEMEX announced the closing of its offer to exchange Certificados Bursátiles issued by CEMEX in Mexico into mandatorily convertible securities (the "Securities"). The Securities will be mandatorily convertible into CEMEX's Certificados de Participación Ordinaria ("CPOs"). As a result of this offer, approximately MXN4.1 billion (approximately US$320 million) in securities were issued on December 10, 2009 and upon conversion will represent approximately 172.5 million CPOs. CEMEX will cancel approximately MXN4.1 billion (approximately US$320 million) in Certificados Bursátiles, approximately MXN325 million of which had been scheduled to mature in 2010, MXN1.7 billion in 2011, and MXN2.1 billion in 2012. Key terms of the Securities include:
1.
A conversion price of MXN23.92 per CPO, calculated as the volume-weighted average price of the CPO for the 10 trading days prior to the closing of the offer multiplied by a conversion premium of approximately 1.65.

2.	An annual coupon of 10%, payable quarterly.
3.	Final maturity on November 28, 2019.
4.	Mandatory conversion events include, among others, the price of the CPO reaching MXN35.88, or upon maturity.
5.	Holders will have the option to voluntarily convert, after one year of issuance, on interest payment dates.
6.	The Securities will have trading restrictions until March 30, 2010.
This transaction did not result in any cash proceeds to CEMEX or any of its subsidiaries.

CEMEX prices US$500 million reopening of 9.50% notes due 2016
On January 13, 2010, CEMEX announced the pricing of a US$500 million reopening of its 9.50% notes due 2016, which were originally issued on December 14, 2009 in the amount of US$1,250 million. The additional US$500 million of notes were issued at a price of US$105.25 plus accrued interest from December 14, 2009 and have a yield to maturity of 8.477%.
Of the net proceeds from the offering, US$411 million were used to prepay principal outstanding under CEMEX’s Financing Agreement completed on August 14, 2009. The remaining proceeds are being used for general corporate purposes, including debt reductions. This prepayment resulted in accumulated prepayments under the Financing Agreement in excess of the first financial milestone of US$4.8 billion, thereby allowing CEMEX to maintain the current applicable margin under the Financing Agreement until at least December 2011. The notes share in the collateral pledged to the lenders under the Financing Agreement and guaranteed by CEMEX and the subsidiaries which have provided guarantees under the Financing Agreement.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 4

Operating Results

Mexico
Cement volumes for our operations in Mexico decreased 10% during the fourth quarter versus the same period last year, while ready-mix volumes decreased 28% over the same period. For the full year, cement volumes decreased 4% while ready-mix volumes decreased 14% versus the comparable period a year ago.

Demand for building materials during the quarter was driven by a decline in the formal residential and non-residential sectors given the overall macroeconomic environment. Additionally, many of the infrastructure projects initiated during the second half of 2008 were completed during last semester of 2009. Finally, performance from the self-construction sector saw a modest decrease during the quarter.

United States
In CEMEX’s U.S. operations, cement, ready-mix, and aggregates volumes decreased 25%, 30%, and 29%, respectively, during the fourth quarter versus the same period last year. For the full year, cement, ready-mix, and aggregates volumes decreased 32%, 38%, and 36%, respectively, versus the comparable period of the previous year.

Continuing volume decline in all of our business segments and regions during the quarter was the result of a low level of construction activity, weak demand, and bad weather. Main indicators from residential construction show signs of stabilization; performance from the industrial-and-commercial continues its downward trend, however, as demonstrated by lower activity throughout the course of the year. Economic stimulus funds have started being disbursed and are setting the ground for the initiation of new infrastructure-related projects for next year.

Spain
Domestic cement volumes for our Spanish operations decreased 23% during the fourth quarter of 2009 compared with the same period last year. Ready-mix volumes decreased 33% during the quarter versus the comparable period a year ago. For the full year, cement volumes decreased 40%, while ready-mix volumes declined 44%. On a like-to-like basis, adjusting for the divestments that took place in 2008, cement and ready-mix volumes decreased 6% and 24%, respectively, for the quarter, and decreased 30% and 37%, respectively, for the full year versus the comparable periods of last year.

Sales during the quarter were affected by volume declines across all of our business segments as a result of continued weakness in all demand sectors, especially the residential sector. Although the rate of decline has slowed, construction activity is still low and visibility is scarce. The infrastructure sector continues to be the main driver of demand, which is supported by the government’s stimulus plan and fueled by the initiation of new projects within the sector. Tight credit conditions continue to negatively affect overall construction spending. Finally, adverse weather conditions in the last month of the year, with rainfall almost doubling the average December value, have dampened construction activity.

United Kingdom
Cement, ready-mix, and aggregates volumes for our United Kingdom operations decreased 14%, 23%, and 12%, respectively, during the quarter versus the comparable period in 2008. For the full year, cement, ready-mix, and aggregates volumes decreased 19%, 25%, and 19%, respectively, versus the comparable period last year.

Activity within the construction sector continues to be muted, as macroeconomic conditions have not yet improved. The infrastructure sector continued to outperform all other demand sectors supported by the initiation of projects fueled by the government’s stimulus programs. However, this did not offset the decline from other sectors, especially the private non-residential and industrial-and-commercial sectors. Finally, unfavorable weather conditions in many regions of the country affected sales volumes for the quarter.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 5

Operating Results

Rest of Europe
In France, our domestic ready-mix and aggregates volumes decreased 17% and 13%, respectively, during the quarter versus the comparable period of 2008. For the full year, ready-mix and aggregates volumes decreased 18% and 16%, respectively, versus the same period last year. Construction activity during the quarter remained weak as a result of the continued challenging situation in the building materials sector. Activity from the residential and industrial-and-commercial sectors continues to be very weak. While we expect the stimulus program initiated by the government to bolster construction activity, the impact of this is yet to be seen.

In CEMEX’s operations in Germany, domestic cement volumes decreased 16% during the fourth quarter and 18% for the full the year versus the comparable periods of last year. Although there were some indicators of economic recovery, the overall environment remains for the most part difficult. Government programs to stimulate infrastructure spending continue to drive demand for building materials. Activity in the non-residential sector continues to be weak. The residential sector continues to show signs of stabilization. Finally, adverse weather conditions also had a negative effect on volumes for the quarter.

For the Rest of Europe region as a whole, cement volumes decreased 18% for the fourth quarter and decreased 17% for the full year versus the comparable periods of 2008.

South/Central America and the Caribbean
Domestic cement volumes for CEMEX’s operations in Colombia remained flat during the quarter and decreased 6% for the full year versus the comparable periods of last year. The weakness in the residential and industrial-and-commercial sector had a negative effect on sales volumes during the quarter. Infrastructure spending, as part of the government’s stimulus program, continues to show modest growth through public and private investments.

Domestic cement volumes in the region decreased 1% during the quarter and 30% for the full year versus the comparable periods of 2008.

Africa and the Middle East
In Egypt, our domestic cement volumes increased 7% during the quarter and 13% for the full year versus the comparable periods of last year. Results for the quarter benefited from the encouraging business and investment environment that prevailed in the country. The positive trend in the informal residential and infrastructure sectors led to higher sales volumes of building materials.

The region’s domestic cement volumes increased 7% during the quarter and 22% for the full year versus the same periods of last year.

Asia
In CEMEX’s operations in the Philippines, domestic cement volumes increased 23% during the quarter and 9% for the full year versus the comparable periods of last year. The main drivers during the quarter were the residential and non-residential sectors due to the rebuilding of devastated areas from the September typhoons. In addition, sales were also up during this period as national and local government infrastructure projects increased in advance of the upcoming elections, and local developers were completing residential projects to meet their deadlines.

Our cement volumes in the region as a whole increased 24% during the quarter and remained flat for the full year versus the comparable periods in 2008.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 6

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January - December			like-to-like	Fourth quarter			like-to-like
INCOME STATEMENT	2009	2008	% Var.	% Var. *	2009	2008	% Var.	% Var. *
Net Sales	14,544,194	20,130,573	(28%)	(19%)	3,443,799	4,147,825	(17%)	(20%)
Cost of Sales	(10,269,985)	(13,734,617)	(25%)		(2,532,490)	(2,885,992)	(12%)
Gross Profit	4,274,208	6,395,956	(33%)	(23%)	911,309	1,261,833	(28%)	(31%)
Selling, General and Administrative Expenses	(3,109,444)	(4,068,891)	(24%)		(812,996)	(915,831)	(11%)
Operating Income	1,164,764	2,327,065	(50%)	(38%)	98,312	346,002	(72%)	(75%)
Other Expenses, Net	(406,517)	(1,909,404)	(79%)		(219,842)	(1,739,867)	(87%)
Operating Income After Other Expenses, Net	758,247	417,661	82%		(121,530)	(1,393,865)	(91%)
Financial Expenses	(993,610)	(909,809)	9%		(315,941)	(214,259)	47%
Financial Income	28,335	45,789	(38%)		8,688	19,431	(55%)
Exchange Gain (Loss), Net	(19,547)	(346,692)	(94%)		50,179	(162,879)	N/A
Monetary Position Gain (Loss)	30,533	37,252	(18%)		7,957	507	1470%
Gain (Loss) on Financial Instruments	(156,414)	(1,353,457)	(88%)		20,720	(910,701)	N/A
Total Comprehensive Financing (Cost) Income	(1,110,703)	(2,526,918)	(56%)		(228,398)	(1,267,902)	(82%)
Net Income Before Income Taxes	(352,456)	(2,109,257)	(83%)		(349,928)	(2,661,766)	(87%)
Income Tax	776,921	2,083,083	(63%)		613,203	1,897,788	(68%)
Net Income Before Participation
of Uncons. Subs.	424,465	(26,174)	N/A		263,275	(763,978)	N/A
Participation in Unconsolidated Subsidiaries	11,308	77,510	(85%)		1,781	20,509	(91%)
Net Income from Continuing Operations	435,773	51,336	749%		265,055	(743,468)	N/A
Discontinued Operations	(314,544)	155,827	N/A		(478,204)	31,695	N/A
Consolidated Net Income	121,229	207,163	(41%)		(213,149)	(711,774)	70%
Net Income Attributable to Min. Interest	17,610	3,978	343%		(3,695)	(4,992)	(26%)
MAJORITY INTEREST NET INCOME	103,619	203,185	(49%)		(209,454)	(706,782)	(70%)

EBITDA	2,656,998	4,080,116	(35%)	(25%)	473,686	750,274	(37%)	(39%)
Earnings per ADS	0.12	0.27	(54%)		(0.22)	(0.91)	76%

	As of December 31
BALANCE SHEET	2009	2008	% Var.
Total Assets	44,510,874	45,387,409	(2%)
Cash and Temporary Investments	1,077,447	938,890	15%
Trade Accounts Receivables	1,022,399	1,158,743	(12%)
Other Receivables	713,536	1,061,552	(33%)
Inventories	1,313,277	1,544,050	(15%)
Other Current Assets	210,272	208,871	1%
Discontinued Operations		2,017,909	N/A
Current Assets	4,336,931	6,930,014	(37%)
Fixed Assets	19,775,625	19,671,142	1%
Other Assets	20,398,318	18,786,253	9%
Total Liabilities	24,926,571	28,119,010	(11%)
Current Liabilities	3,759,559	11,116,159	(66%)
Long-Term Liabilities	15,565,358	11,848,951	31%
Other Liabilities	5,601,654	4,939,238	13%
Discontinued Operations		214,662	N/A
Consolidated Stockholders' Equity	19,584,303	17,268,399	13%
Minority Interest and Perpetual Instruments	3,338,135	3,389,744	(2%)
Stockholders' Equity Attributable to Majority Interest	16,246,168	13,878,654	17%

Please refer to the end of this report for definition of terms, U.S. dollar translation methodology and other important disclosures.								Page 7
* Percentage variations adjusted for investments/divestments and currency fluctuations.

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms)

	January - December			Fourth quarter
INCOME STATEMENT	2009	2008	% Var.	2009	2008	% Var.
Net Sales	197,801,033	225,663,723	(12%)	45,079,327	55,290,504	(18%)
Cost of Sales	(139,671,802)	(153,965,054)	(9%)	(33,150,297)	(38,470,268)	(14%)
Gross Profit	58,129,231	71,698,669	(19%)	11,929,030	16,820,236	(29%)
Selling, General and Administrative Expenses	(42,288,442)	(45,612,269)	(7%)	(10,642,124)	(12,208,028)	(13%)
Operating Income	15,840,789	26,086,400	(39%)	1,286,906	4,612,208	(72%)
Other Expenses, Net	(5,528,628)	(21,404,415)	(74%)	(2,877,733)	(23,192,423)	(88%)
Operating Income After Other Expenses, Net	10,312,161	4,681,985	120%	(1,590,827)	(18,580,215)	(91%)
Financial Expenses	(13,513,093)	(10,198,963)	32%	(4,135,669)	(2,856,077)	45%
Financial Income	385,359	513,298	(25%)	113,720	259,011	(56%)
Exchange Gain (Loss), Net	(265,844)	(3,886,422)	(93%)	656,846	(2,171,173)	N/A
Monetary Position Gain (Loss)	415,246	417,590	(1%)	104,152	6,757	1441%
Gain (Loss) on Financial Instruments	(2,127,235)	(15,172,256)	(86%)	271,220	(12,139,649)	N/A
Total Comprehensive Financing (Cost) Income	(15,105,567)	(28,326,754)	(47%)	(2,989,732)	(16,901,131)	(82%)
Net Income Before Income Taxes	(4,793,406)	(23,644,769)	(80%)	(4,580,558)	(35,481,346)	(87%)
Income Tax	10,566,131	23,351,360	(55%)	8,026,822	25,297,521	(68%)
Net Income Before Participation
of Uncons. Subs.	5,772,725	(293,409)	N/A	3,446,264	(10,183,825)	N/A
Participation in Unconsolidated Subsidiaries	153,784	868,883	(82%)	23,309	273,392	(91%)
Net Income from Continuing Operations	5,926,509	575,474	930%	3,469,573	(9,910,434)	N/A
Discontinued Operations	(4,277,792)	1,746,820	N/A	(6,259,695)	422,489	N/A
Consolidated Net Income	1,648,717	2,322,295	(29%)	(2,790,122)	(9,487,945)	71%
Net Income Attributable to Min. Interest	239,503	44,595	437%	(48,368)	(66,541)	(27%)
MAJORITY INTEREST NET INCOME	1,409,214	2,277,700	(38%)	(2,741,754)	(9,421,403)	(71%)

EBITDA	36,135,168	45,738,102	(21%)	6,200,543	10,001,153	(38%)
Earnings per ADS	1.68	3.64	(54%)	(2.86)	(12.49)	77%

	As of December 31
BALANCE SHEET	2009	2008	% Var.
Total Assets	582,647,339	623,623,006	(7%)
Cash and Temporary Investments	14,103,778	12,900,349	9%
Trade Accounts Receivables	13,383,197	15,921,126	(16%)
Other Receivables	9,340,189	14,585,725	(36%)
Inventories	17,190,802	21,215,248	(19%)
Other Current Assets	2,752,455	2,869,882	(4%)
Discontinued Operations		27,726,066	N/A
Current Assets	56,770,421	95,218,396	(40%)
Fixed Assets	258,862,937	270,281,497	(4%)
Other Assets	267,013,980	258,123,113	3%
Total Liabilities	326,288,816	386,355,204	(16%)
Current Liabilities	49,212,622	152,736,024	(68%)
Long-Term Liabilities	203,750,540	162,804,593	25%
Other Liabilities	73,325,654	67,865,136	8%
Discontinued Operations		2,949,451	N/A
Consolidated Stockholders' Equity	256,358,524	237,267,801	8%
Minority Interest and Perpetual Instruments	43,696,191	46,575,089	(6%)
Stockholders' Equity Attributable to Majority Interest	212,662,333	190,692,712	12%

Please refer to the end of this report for definition of terms, U.S. dollar translation methodology						Page 8
and other important disclosures.

Operating Summary per Country

In thousands of U.S. dollars

	January - December			like-to-like	Fourth quarter			like-to-like
NET SALES	2009	2008	% Var.	% Var. *	2009	2008	% Var.	% Var. *
Mexico	3,113,132	3,821,889	(19%)	(1%)	722,678	820,480	(12%)	(14%)
U.S.A.	2,825,272	4,698,003	(40%)	(40%)	601,693	982,645	(39%)	(39%)
Spain	831,052	1,572,528	(47%)	(36%)	194,457	247,102	(21%)	(14%)
United Kingdom	1,183,952	1,712,132	(31%)	(19%)	284,857	317,761	(10%)	(16%)
Rest of Europe	3,344,522	4,368,965	(23%)	(17%)	842,901	921,765	(9%)	(17%)
South / Central America and Caribbean	1,367,876	2,023,034	(32%)	(13%)	321,556	378,251	(15%)	(18%)
Africa and Middle East	1,048,724	1,070,953	(2%)	2%	261,379	278,055	(6%)	(7%)
Asia	473,753	493,997	(4%)	1%	122,167	104,581	17%	14%
Others and intercompany eliminations	355,910	369,072	(4%)	8%	92,112	97,184	(5%)	(0%)
TOTAL	14,544,194	20,130,573	(28%)	(19%)	3,443,799	4,147,825	(17%)	(20%)

GROSS PROFIT
Mexico	1,559,309	1,930,458	(19%)	(2%)	364,469	416,654	(13%)	(14%)
U.S.A.	277,736	970,189	(71%)	(71%)	46,350	178,808	(74%)	(74%)
Spain	284,622	537,798	(47%)	(39%)	65,324	75,124	(13%)	(16%)
United Kingdom	273,478	349,492	(22%)	(9%)	56,247	34,720	62%	53%
Rest of Europe	831,416	1,116,918	(26%)	(19%)	202,668	214,857	(6%)	(14%)
South / Central America and Caribbean	592,897	811,945	(27%)	(6%)	140,825	151,478	(7%)	(12%)
Africa and Middle East	372,215	337,871	10%	13%	81,099	81,142	(0%)	(1%)
Asia	155,231	149,415	4%	10%	32,961	29,861	10%	7%
Others and intercompany eliminations	(72,696)	191,869	N/A	N/A	(78,633)	79,190	N/A	N/A
TOTAL	4,274,208	6,395,956	(33%)	(23%)	911,309	1,261,833	(28%)	(31%)

OPERATING INCOME
Mexico	1,021,605	1,284,998	(20%)	(3%)	216,393	266,213	(19%)	(20%)
U.S.A.	(456,552)	24,448	N/A	N/A	(126,659)	(36,666)	(245%)	(245%)
Spain	148,271	350,339	(58%)	(52%)	28,483	28,411	0%	(7%)
United Kingdom	(62,741)	(120,795)	48%	39%	(28,230)	(62,457)	55%	57%
Rest of Europe	163,276	274,978	(41%)	(33%)	18,595	19,050	(2%)	(12%)
South / Central America and Caribbean	402,886	513,997	(22%)	(1%)	90,035	92,504	(3%)	(9%)
Africa and Middle East	286,795	261,196	10%	13%	55,856	60,015	(7%)	(8%)
Asia	95,286	71,445	33%	42%	16,443	10,129	62%	59%
Others and intercompany eliminations	(434,063)	(333,542)	(30%)	(49%)	(172,604)	(31,198)	(453%)	(567%)
TOTAL	1,164,764	2,327,065	(50%)	(38%)	98,312	346,002	(72%)	(75%)

Please refer to the end of this report for definition of terms, U.S. dollar translation methodology and other important disclosures.								Page 9
* Percentage variations adjusted for investments/divestments and currency fluctuations.

Operating Summary per Country

EBITDA in thousands of US dollars. EBITDA margin as a percentage of net sales

	January - December			like-to-like	Fourth quarter			like-to-like
EBITDA	2009	2008	% Var.	% Var. *	2009	2008	% Var.	% Var. *
Mexico	1,159,675	1,452,627	(20%)	(3%)	251,240	301,646	(17%)	(18%)
U.S.A.	142,817	702,000	(80%)	(80%)	(4,509)	129,188	N/A	N/A
Spain	204,200	463,804	(56%)	(50%)	43,576	60,052	(27%)	(31%)
United Kingdom	42,845	26,417	62%	88%	(278)	(19,134)	99%	97%
Rest of Europe	348,853	531,923	(34%)	(27%)	65,374	81,960	(20%)	(27%)
South / Central America and Caribbean	493,722	657,638	(25%)	(4%)	110,843	120,840	(8%)	(13%)
Africa and Middle East	332,810	296,234	12%	15%	67,590	71,907	(6%)	(7%)
Asia	116,038	92,681	25%	33%	21,788	15,162	44%	40%
Others and intercompany eliminations	(183,960)	(143,208)	(28%)	(65%)	(81,938)	(11,346)	(622%)	(900%)
TOTAL	2,656,998	4,080,116	(35%)	(25%)	473,686	750,274	(37%)	(39%)

EBITDA MARGIN
Mexico	37.3%	38.0%			34.8%	36.8%
U.S.A.	5.1%	14.9%			(0.7%)	13.1%
Spain	24.6%	29.5%			22.4%	24.3%
United Kingdom	3.6%	1.5%			(0.1%)	(6.0%)
Rest of Europe	10.4%	12.2%			7.8%	8.9%
South / Central America and Caribbean	36.1%	32.5%			34.5%	31.9%
Africa and Middle East	31.7%	27.7%			25.9%	25.9%
Asia	24.5%	18.8%			17.8%	14.5%
CONSOLIDATED MARGIN	18.3%	20.3%			13.8%	18.1%

Please refer to the end of this report for definition of terms, U.S. dollar translation methodology and other important disclosures.									Page 10
* Percentage variations adjusted for investments/divestments and currency fluctuations.

Volume Summary

Consolidated volume summary
Cement and aggregates: Thousands of metric tons
Ready-mix: Thousands of cubic meters

	January - December			Fourth quarter
	2009	2008	% Var.	2009	2008	% Var.
Consolidated cement volume	65,052	78,458	(17%)	15,438	16,871	(8%)
Consolidated ready-mix volume	53,920	71,000	(24%)	12,750	16,160	(21%)
Consolidated aggregates volume	167,950	211,647	(21%)	39,922	47,449	(16%)

Per-country volume summary

	January - December	Fourth quarter	Fourth quarter 2009 Vs.
DOMESTIC CEMENT VOLUME	2009 Vs. 2008	2009 Vs. 2008	Third quarter 2009
Mexico	(4%)	(10%)	(2%)
U.S.A.	(32%)	(25%)	(14%)
Spain	(40%)	(23%)	(16%)
United Kingdom	(19%)	(14%)	(15%)
Rest of Europe	(17%)	(18%)	(29%)
South / Central America and Caribbean	(30%)	(1%)	(5%)
Africa and Middle East	22%	7%	1%
Asia	0%	24%	1%

READY-MIX VOLUME
Mexico	(14%)	(28%)	(9%)
U.S.A.	(38%)	(30%)	(12%)
Spain	(44%)	(33%)	(19%)
United Kingdom	(25%)	(23%)	(17%)
Rest of Europe	(17%)	(14%)	(13%)
South / Central America and Caribbean	(34%)	(21%)	(10%)
Africa and Middle East	(14%)	(8%)	7%
Asia	(18%)	(9%)	21%

AGGREGATES VOLUME
Mexico	4%	(9%)	(6%)
U.S.A.	(36%)	(29%)	(15%)
Spain	(33%)	(15%)	(12%)
United Kingdom	(19%)	(12%)	(17%)
Rest of Europe	(13%)	(13%)	(15%)
South / Central America and Caribbean	(40%)	(27%)	11%
Africa and Middle East	(10%)	12%	23%
Asia	(15%)	0%	11%

Please refer to the end of this report for definition of terms, U.S. dollar translation methodology	Page 11
and other important disclosures.

Price Summary

Variation in US Dollars
	January - December	Fourth quarter	Fourth quarter 2009 Vs.
DOMESTIC CEMENT PRICE	2009 Vs. 2008	2009 Vs. 2008	Third quarter 2009
Mexico	(17%)	(1%)	(1%)
U.S.A.	(6%)	(7%)	(0%)
Spain	(16%)	(4%)	1%
United Kingdom	(9%)	8%	(1%)
Rest of Europe (*)	(9%)	10%	2%
South / Central America and Caribbean (*)	8%	2%	(2%)
Africa and Middle East (*)	8%	4%	(0%)
Asia (*)	1%	1%	1%

READY-MIX PRICE
Mexico	(17%)	1%	2%
U.S.A.	(8%)	(13%)	(4%)
Spain	(14%)	(0%)	3%
United Kingdom	(14%)	4%	1%
Rest of Europe (*)	(7%)	10%	4%
South / Central America and Caribbean (*)	(8%)	(1%)	(3%)
Africa and Middle East (*)	(8%)	(18%)	(4%)
Asia (*)	0%	(5%)	0%

AGGREGATES PRICE
Mexico	(14%)	11%	4%
U.S.A.	(7%)	(9%)	(2%)
Spain	(3%)	12%	2%
United Kingdom	(15%)	3%	(0%)
Rest of Europe (*)	(2%)	19%	5%
South / Central America and Caribbean (*)	(10%)	(7%)	(3%)
Africa and Middle East (*)	5%	(3%)	5%
Asia (*)	(2%)	0%	4%

(*) Volume weighted-average price.

Please refer to the end of this report for definition of terms, U.S. dollar translation methodology and other important disclosures.	Page 12

Price Summary

Variation in Local Currency
	January - December	Fourth quarter	Fourth quarter 2009 Vs.
DOMESTIC CEMENT PRICE	2009 Vs. 2008	2009 Vs. 2008	Third quarter 2009
Mexico	2%	(3%)	(3%)
U.S.A.	(6%)	(7%)	(0%)
Spain	(10%)	(14%)	(2%)
United Kingdom	8%	3%	(2%)
Rest of Europe (*)	4%	0%	(2%)
South / Central America and Caribbean (*)	14%	(2%)	(2%)
Africa and Middle East (*)	10%	2%	(1%)
Asia (*)	7%	(2%)	(1%)

READY-MIX PRICE
Mexico	1%	(0%)	(0%)
U.S.A.	(8%)	(13%)	(4%)
Spain	(8%)	(11%)	0%
United Kingdom	2%	(1%)	(0%)
Rest of Europe (*)	0%	(1%)	1%
South / Central America and Caribbean (*)	(3%)	(6%)	(3%)
Africa and Middle East (*)	(3%)	(19%)	(4%)
Asia (*)	3%	(6%)	(1%)

AGGREGATES PRICE
Mexico	5%	10%	2%
U.S.A.	(7%)	(9%)	(2%)
Spain	3%	0%	(1%)
United Kingdom	1%	(2%)	(1%)
Rest of Europe (*)	4%	7%	1%
South / Central America and Caribbean (*)	(2%)	(13%)	(3%)
Africa and Middle East (*)	7%	(4%)	4%
Asia (*)	3%	(3%)	2%

(*) Volume weighted-average price.

Please refer to the end of this report for definition of terms, U.S. dollar translation methodology and other important disclosures.				Page 13

Definition of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

Under Mexican Financial Reporting Standards (“Mexican FRS”), beginning January 1, 2008, CEMEX translates the financial statements of those foreign subsidiaries operating in low-inflation environments using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement, while for foreign subsidiaries operating in high-inflation environments, CEMEX uses the exchange rates at the reporting date for the balance sheet and income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader’s convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for fourth quarter 2009 and fourth quarter 2008 are 13.09 and 13.33 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader’s convenience. Figures presented in US dollars for Mexico, Spain, and the United Kingdom as of December 31, 2009, and December 31, 2008, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2009 and 2008, provided below.

Exchange rate	January - December		Fourth quarter
	2009 Average	2008 Average	2009 Average	2008 Average
Mexican peso	13.60	11.21	13.09	13.33
Euro	0.7190	0.6819	0.6802	0.7549
British pound	0.6403	0.5484	0.6100	0.6475
Amounts provided in units of local currency per US dollar.

Breakdown of regions
The South/Central America and Caribbean region includes CEMEX’s operations in Argentina, Colombia, Costa Rica, the Dominican Republic, Jamaica, Nicaragua, Panama, Puerto Rico, and Venezuela (through July 31, 2008), as well as trading operations in the Caribbean region.
Rest of Europe includes operations in Austria, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Latvia, Norway, Poland, and Sweden.
Africa and Middle East includes operations in Egypt, Israel, and the United Arab Emirates.
The Asia region includes operations in Bangladesh, Malaysia, the Philippines, Taiwan, and Thailand.

Definition of terms
EBITDA equals operating income plus depreciation and operating amortization.
Free cash flow equals EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).
Maintenance capital expenditures consist of maintenance spending on our cement, ready-mix, and other core businesses in existing markets.
Expansion capital expenditures consist of expansion spending on our cement, ready-mix, and other core businesses in existing markets.
Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.
Net debt equals total debt minus cash and cash equivalents, and does not include our obligations in respect of our perpetual notes and loans, which are treated as equity obligations under Mexican financial reporting standards. Includes the fair value of cross-currency swaps associated with debt.

Earnings per ADS
The number of average ADSs outstanding used for the calculation of earnings per ADS was 959.5 million for fourth quarter 2009, 840.7 million for the full year 2009, 777.4 million for fourth quarter 2008, and 766.1 million for the full year 2008.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 14

Definition of Terms and Disclosures

Effects of the nationalization of CEMEX Venezuela on our financial statements
Our consolidated balance sheets as of December 31, 2009 and 2008, presented elsewhere in this quarterly report, include within “Other long-term assets” our net investment in our confiscated Venezuelan assets as of the same dates. Our income statement for the twelve-month period ended December 31, 2008, includes CEMEX Venezuela’s results of operations for the seven-month period ended July 31, 2008.

Our net investment in our Venezuelan assets as of December 31, 2009 and 2008, as well as selected condensed financial information of income statement for CEMEX Venezuela for the seven-month period ended July 31, 2008, is as follows:

Millions of pesos	July 31, 2008
Net sales	MXN 4,287
Operating income	MXN 775

	December 31, 2009	December 31, 2008
Net total assets	MXN 6,147	MXN 6,877

Sale of our Australian assets
In connection with the aforementioned sale of our Australian assets on October 1, 2009, our balance sheet as of December 31, 2008, includes the assets and liabilities associated to our Australian operations reclassified to the single lines items “Assets from discontinued operations” and “Liabilities from discontinued operations, respectively. Likewise, our income statements for the twelve-month periods ended December 31, 2009 and 2008, presented elsewhere in this quarterly report, include the reclassification line-by-line of CEMEX Australia’s results of operations, net of income tax, for the nine-month period and the twelve-month period, respectively, to a single line item “Discontinued operations” before net income. According to MFRS, during the fourth quarter of 2009, “Discontinued operations” includes the result on the sale of our Australian assets representing a loss, net of income tax, of approximately US$446 million. This loss represents the difference between the selling price of approximately US$1.7 billion and the carrying amount of the net assets, including foreign currency translation effects accrued in equity.

Selected condensed financial information of balance sheet as of September 30, 2009 and of income statement for CEMEX Australia for the nine-month period ended September 30, 2009 and the twelve-month period ended December 31, 2008, is as follows:
Millions pesos	September 30, 2009	December 31, 2008
Net sales	MXN 13,015	MXN 17,537
Operating income	MXN 1,198	MXN 1,797

Total assets		MXN 31,695
Total liabilities		MXN 5,503
Net total assets		MXN 26,192

Impairment testing
CEMEX results in the fourth quarter of 2009 and 2008 include non-cash charges of approximately US$65 million and US$1.5 billion, respectively, for impairment losses in accordance with Mexican Financial Reporting Standard C-15 "Impairment of long-lived assets and their disposal"", of which, approximately US$1.3 billion in 2008 refer to impairment of goodwill, approximately US$108 million in 2008 refer to impairment of trademarks related intangibles, and approximately US$40 million in 2009 and US$100 million in 2008 refer to impairment of property, machinery and equipment.

Goodwill is tested for impairment once a year during the last quarter, or whenever a significant adverse event occurs. Likewise, Property, machinery and equipment and intangible assets of definite life are tested for impairment whenever events or changes in circumstances, such as a change in expected use; indicate that the carrying amount of an asset may not be recoverable. An impairment loss, which results from the excess of the carrying amount over the value in use (net present value of estimated cash flows related to such assets), is recorded in the income statement for the period during which such determination is made as part of “Other expenses, net.”

In respect to the impairment losses of Property, plant and equipment recognized during the fourth quarter of 2009 and 2008, CEMEX adjusted the carrying value of such assets to their estimated realizable value in connection with the permanent closing of operating facilities in several countries, primarily in the ready-mix sector, as a result of the optimization of its producing capacity to actual market conditions.

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In connection with goodwill, CEMEX performed its required annual impairment testing during the fourth quarter of 2009 and 2008 using a discounted cash flow analysis to determine the value in use of its reporting units versus their book values. Based on our determinations of the value in use of our reporting units, during 2009, there were no impairment losses related to goodwill since the value in use of our reporting entities, reflecting improvements in the valuations associated with decreases in the discount rates in 2009 as compared to the prior year, exceeded their related net book value. During the fourth quarter of 2008, the result of our tests indicated that the book value for our reporting units in the United States and Thailand exceeded their related value in use in the amount of approximately US$1,249 million and US$23 million, respectively. The estimated impairment loss, which mainly refers to our acquisition of 2007, was driven by the volatility associated with the negative economic outlook expected by the market during 2009 and part of 2010 in the global construction industry and that significantly affected the variables included in our estimated discounted cash flow projections, as compared to the valuations performed at the end of 2007. In addition, considering that CEMEX’s investment in Venezuela will be recovered by means others than by use, during the fourth quarter of 2008, CEMEX recorded an impairment loss of approximately US$61 million resulting from the write-off of the goodwill associated to such country. In addition, during 2008, CEMEX performed impairment test on its definite life intangible assets in the U.S. reporting unit and determined that the carrying amount of certain trademarks exceeded the net present value of its specific cash flow projections.

Mexican Tax Reform 2010

During November 2009 the Mexican Congress approved a new tax law which was enacted and published in the Daily Gazette on December 7, 2009 and effective as of January 1, 2010. The tax reform includes changes to the tax consolidation regime that will require the Company to determine its taxable income under the Mexican Income Tax Law (Ley del Impuesto Sobre la Renta) as though the tax consolidation provisions did not exist from 1999 forward. These changes also require that companies pay taxes on intercompany dividends (specifically, dividends paid from profits not taxed in the past), certain other special tax items, and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period (regarding losses from the sale of shares, losses incurred through 2001 were not required to be amortized against earnings nor were they to be reversed in regards with their effects on the consolidation; losses incurred after 2001 and through 2007 could be amortized within a five year period, and those for 2008 and forward within ten years, provided that if it was not done, their effects on the amortization would be reversed). This tax reform increase the statutory income tax rate from 28% to 30% for the year 2010 to 2012, 29% for 2013, and 28% for 2014 and future years. These changes to the tax law require that in 2010 CEMEX will be required to pay (at the new, 30% tax rate) 25% of the tax that results from eliminating the tax consolidation effects for the period from 1999 to 2004. The remaining 75% shall be paid as follows: 25% on 2011, 20% on 2012, 15% on 2013 and 15% on 2014. With respect to the consolidation effects originating after 2004, these are required to be taken into account during the sixth fiscal year following their origination and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15%, and 15%). Applicable taxes payable as a result of this change to the tax law will be increased by inflation adjustments as required by the Mexican Income Tax Law.

Pursuant to the changes in the Mexican Tax Law dealing with tax consolidation, CEMEX estimates that the nominal value of the tax payments that will be payable in connection with such changes will be as shown in the table below and totaling approximately US$799 million. According to Mexican FRS, this amount was recognized by CEMEX as a Tax Payable on its balance sheet, against a corresponding deferred tax asset for approximately US$628 million for future tax benefits that CEMEX is expected to realize in connection with the payment of this new tax liability, and approximately US$171 million against retained earnings from previous years. The realization of this tax asset will be subject to future earnings paid in the companies that have generated tax losses in the past within the Mexico consolidated tax group as well as other limitations that currently exist, or in the future may exist, in the Mexican tax law.

Tax Liability amortization Schedule

US Millions

2010	US$30
2011	US$44
2012	US$54
2013	US$54
2014	US$98
2015	US$156
2016	US$136
2017	US$100
2018	US$79
2019	US$48
TOTAL	US$799

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